Black ink preferred. Print in CAPITAL letters inside the boxes.

  Form of Proxy — Annual and Special Meeting to be held on June 27, 2006

Notes to Proxy

1.
You have the right to appoint a proxyholder, who need not be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of authority or similar authority should specify the capacity in which they sign. You may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it was mailed by Management to you.

5.
The securities represented by this proxy will be voted or withheld from voting as you direct. This proxy confers discretionary authority on the proxyholder to vote as they feel fit in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. If you do not direct your vote in respect of any matter, the proxyholders designated by Management in this form of proxy will vote FOR items 1, 2, 3 and 4.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted, the securities will be voted accordingly.

7.
This form of proxy should be read with the accompanying Notice of Annual and Special Meeting and Management Proxy Circular.

To Vote By Mail

1.	Complete, sign and date the reverse hereof.
2.	Return this proxy in the envelope provided to:	CIBC Mellon Trust Company Proxy Department Unit 6 - 200 Queen's Quay East Toronto, ON M5A 4K9
3.	Proxies submitted must be received by 10:00 am, Toronto time, on June 26, 2006.

  This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned holder of Common Shares of Biovail Corporation ("Biovail") hereby appoints: EUGENE N. MELNYK, or failing him, DR. DOUGLAS J.P. SQUIRES, or failing them, KATHLEEN M. BROWN	OR	Print the name of the person you are appointing if this person is someone other than the foregoing.

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS OF BIOVAIL TO BE HELD ON THE 27TH DAY OF JUNE 2006, and at any adjournment thereof (the "Meeting"), with the power of substitution and with all the powers that the undersigned could exercise with respect to the said shares if personally present and with authority to vote at the said proxyholder's discretion except as herein otherwise specified and to vote and act in said proxyholder's discretion with respect to amendments or variations to matters referred to in the accompanying Notice of Annual and Special Meeting and with respect to other matters that may properly come before the meeting.

The said proxyholder is hereby directed to vote for or against or withhold from voting as indicated below:

Management recommends that shareholders vote FOR each of the items set out in 1, 2, 3 and 4 below:

1. 2006 Stock Option Plan		For	Against
The Resolution in the form set out in Appendix A to the accompanying Management Proxy Circular approving the 2006 Stock Option Plan.	➢	☐	☐
2. Amendments to Outstanding Options		For	Against
The Resolution in the form set out in Appendix B to the accompanying Management Proxy Circular approving amendments to the terms of outstanding options granted under the 1993 Stock Option Plan and the 2004 Stock Option Plan.	➢	☐	☐
3. Election of Directors
The nominees proposed for election to the Board of Directors of Biovail in the accompanying Management Proxy Circular are:
		For	Withhold			For	Withhold			For	Withhold
Eugene N. Melnyk	➢	☐	☐	Sheldon Plener	➢	☐	☐	William M. Wells	➢	☐	☐
Wilfred G. Bristow	➢	☐	☐	Michael R. Van Every	➢	☐	☐	Dr. Douglas J.P. Squires	➢	☐	☐
Dr. Laurence E. Paul	➢	☐	☐	Jamie C. Sokalsky	➢	☐	☐
4. Appointment of the Auditors		For	Withhold
Appointment of Ernst & Young LLP, as auditors to hold office until the close of the next annual meeting and authorization of the Board of Directors of Biovail to fix the remuneration of the auditors.	➢	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

The undersigned authorizes you to act in accordance with my/our instructions set out above. The undersigned hereby revokes any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted in the discretion of the proxyholder, as they may deem fit.

Shareholder Signature(s) — Sign Here — This Section must be completed for your instructions to be executed.

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